

Mail Stop 3233

September 21, 2017

Via E-mail
Mr. Jon W. Clark
Chief Financial Officer
Gramercy Property Trust
90 Park Avenue, 32nd Floor
New York, NY 10016

> **Re:** **Gramercy Property Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-35933**
>
> **Gramercy Property Trust**
> **Form 8-K dated February 28, 2017**
> **Filed March 1, 2017**
> **File No. 1-35933**

Dear Mr. Clark:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 8-K filed March 1, 2017

Exhibit 99.1

Fourth Quarter 2016 Highlights

1. In future filings, please reconcile 2017 earnings guidance for Core FFO and AFFO to the most comparable GAAP measure or tell us why you believe this is not necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate & -
   Commodities